Filed Pursuant to Rule 424(b)(5)

Registration No. 333-251154

AMENDMENT NO. 1 DATED AUGUST 17, 2022

To Prospectus Supplement dated October 25, 2021

(To Prospectus dated December 11, 2020)

Up to $15,839,507

Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends our Prospectus Supplement dated October 25, 2021 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the Prospectus dated December 11, 2020 (File No. 333-251154) (the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

On June 21, 2021, iSun, Inc., a Delaware corporation (“iSun”, the “Company”, “we” or “us”) entered into a certain Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc. (“B. Riley”), relating to shares of our Common Stock offered by this Prospectus Supplement. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $39,500,000 from time to time through B. Riley, acting as our agent. Since June 21, 2021, we have offered and sold an aggregate of 2,735,056 shares of our Common stock pursuant to the Sales Agreement with an aggregate sales price of $18,313,982. Consequently, up to $21,186,018 remains available under the Sales Agreement.

We are filing this Amendment to amend the Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As of April 15, 2022, the date on which we filed our Annual Report on Form 10-K for the year ended December 31, 2021, and became immediately subject to the General Instruction I.B.6 limitations, the aggregate market value of our outstanding Common stock held by non-affiliates, or the public float, was $47,518,522 which was calculated based on 8,455,253 shares of our outstanding Common Stock held by non-affiliates as of April 15, 2022, and at a price of $5.62 per share, the closing price of our Common Stock on March 7, 2022. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to the Prospectus Supplement, as amended by this Amendment, with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our Common Stock held by non-affiliates is less than $75,000,000. As of the date of this Amendment, we have not sold any shares of Common Stock pursuant to General Instruction I.B.6 to Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

As a result of these limitations and the current public float of our Common Stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $15,839,507 from time to time through B. Riley. If our public float increases such that we may sell additional amounts under the Sales Agreement and the Prospectus, of which the Prospectus Supplement, as amended by this Amendment, is a part, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Our Common Stock is quoted on The Nasdaq Capital Market under the symbol “ISUN.” On August 16, 2022, the last reported sale price of our Common Stock was $4.11 per share.

Investing in our Common Stock involves risks. See “Risk Factors” contained in the documents we incorporate by reference in the Prospectus Supplement, as amended by this Amendment, to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

B. Riley Securities	EF Hutton,
division of Benchmark Investments, LLC

August 17, 2022